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EXHIBIT 21.01

GENELABS TECHNOLOGIES, INC.

LIST OF REGISTRANT'S SIGNIFICANT SUBSIDIARIES

Name	State or Country of Organization	Percent Owned by Genelabs Technologies, Inc.
Accelerated Clinical Research Organization, Inc.	Delaware	100%
Genelabs Diagnostic, Inc.	Delaware	100%
Genelabs Europe B.V.	Netherlands	100%

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  EXHIBIT 21.01
GENELABS TECHNOLOGIES, INC. LIST OF REGISTRANT'S SIGNIFICANT SUBSIDIARIES